Putnam Ohio Tax Exempt Income Fund
November 30, 2008 Semi Annual

Because of the electronic format for filing Form N SAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

72DD1 Class A	3,010
      Class B	149
      Class C   66

72DD2 Class M	19
      Class Y   *

* Represents less than 1(000s omitted)

73A1  Class A	0.185353
      Class B	0.157523
      Class C   0.151015

73A2  Class M	0.173033
      Class Y   0.194579

74U1  Class A	16,278
      Class B	858
      Class C   500

74U2  Class M	107
      Class Y   19

74V1  Class A	8.24
      Class B	8.23
      Class C   8.23

74V2  Class M	8.24
      Class Y   8.24

Item 61
Additional Information About Minimum Required Investment

Shareholders can open a fund account with as little as $500 and make subsequent investments in any amount. The minimum investment is waived if you make regular investments weekly, semi-monthly, or monthly through automatic deductions through your bank checking or savings account. Currently, Putnam is waiving the minimum, but reserves the right to reject initial investments under the minimum.

Additional Information About Errors and Omissions Policy
Item 85B

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.